UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Personalis, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

71535D106

(CUSIP Number)

Andrew Polovin

600 West Chicago Avenue, Suite 510

Chicago, Illinois 60654

(800) 976-5448

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71535D106	13D	Page 2 of 6 pages

1	Names of Reporting Persons Tempus AI, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,718,800
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,718,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,718,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.3%
14	Type of Reporting Person CO

CUSIP No. 71535D106	13D	Page 3 of 6 pages

1	Names of Reporting Persons Eric Lefkofsky
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 150,000
	8	Shared Voting Power 12,718,800
	9	Sole Dispositive Power 150,000
	10	Shared Dispositive Power 12,718,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,868,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.6%
14	Type of Reporting Person IN

CUSIP No. 71535D106	13D	Page 4 of 6 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “Commission”) on July 3, 2024 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Personalis, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 16, 2024, pursuant to the terms of the Investment Agreement (as defined in Item 4 below), Tempus (i) exercised the Warrants to acquire 9,218,800 shares of Common Stock for an aggregate exercise price of $18,437,600, and (ii) purchased 3,500,000 shares of Common Stock from the Issuer at a price of $5.07 per share. Tempus funded the exercise of the Warrants and the purchase of the shares of Common Stock using funds from its working capital.

Item 4.	Purpose of Transaction.

Investment Agreement

On August 16, 2024, the Issuer and Tempus entered into an Investment Agreement (the “Investment Agreement”) pursuant to which, among other things, Tempus agreed to exercise the Warrants and to purchase an additional 3,500,000 shares of Common Stock (the “Shares”) from the Issuer for $5.07 per share. In addition, the Issuer agreed to register the resale of the Shares by filing a registration statement with the Commission within 30 calendar days of the date of sale of the Shares.

Commercialization Agreement Amendment

In connection with the Investment Agreement, on August 16, 2024, the Issuer and Tempus entered into an amendment (the “Commercialization Agreement Amendment”) to the Commercialization and Reference Laboratory Agreement, dated November 25, 2023, by and between the Issuer and Tempus (the “Commercialization Agreement”), pursuant to which the parties extended the notice period for termination for convenience of the Commercialization Agreement to 30 months, added certain obligations of the Issuer in the event of an assignment of the Commercialization Agreement or any interest thereunder to a competitor of Tempus or in connection with a change of control transaction with a competitor of Tempus, and increased the number of new patients for which the Issuer commits to maintain laboratory capacity in certain circumstances.

The foregoing descriptions of the Investment Agreement and Commercialization Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 71535D106	13D	Page 5 of 6 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 53,074,698 shares of Common Stock outstanding as of August 1, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 7, 2024, and gives effect to the issuance of an additional 12,718,800 shares of Common Stock in connection with the transactions contemplated by the Investment Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tempus AI, Inc.	12,718,800	19.3%	0	12,718,800	0	12,718,800
Eric Lefkofsky	12,868,800	19.6%	150,000	12,718,800	150,000	12,718,800

The securities reported herein represent shares of Common Stock held of record by Tempus. Mr. Lefkofsky is the controlling stockholder of Tempus and as such, may be deemed to have beneficial ownership of the securities held of record by Tempus.

In addition, Mr. Lefkofsky is the record holder of 150,000 shares of Common Stock.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investment Agreement and Commercialization Agreement Amendment and is incorporated herein by reference. A copy of each of the Investment Agreement and Commercialization Agreement Amendment is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
5	Investment Agreement, dated August 16, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 16, 2024)
6	Amendment No. 1 to the Commercialization and Reference Laboratory Agreement, dated August 16, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 16, 2024)

CUSIP No. 71535D106	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

Tempus AI, Inc.

By:	/s/ Andrew Polovin
Name:	Andrew Polovin
Title:	General Counsel

Eric Lefkofsky

/s/ Eric Lefkofsky